EXHIBIT 3

JOINT FILING AGREEMENT
dated November 20, 2002
Re: Joint Filing of Schedule 13D

In accordance with Rule 13d-1(h) of the Securities Exchange Act of 1934, as amended, the undersigned agree that

(i) each of them is individually eligible to use the Schedule 13D attached hereto;

(ii) the attached Schedule 13D is filed on behalf of each of them; and

(iii) each of them is responsible for the timely filing of such Schedule 13D and any amendments thereto, and for the completeness and accuracy of the information therein concerning itself; but none of them is responsible for the other persons making the filing, unless it knows or has reason to believe that such information is inaccurate.

FAC ACQUISITION CORPORATION

By:	/s/ VICTORIA R. RICHARDS
Name: VICTORIA R. RICHARDS Title: VICE PRESIDENT AND TREASURER

FAC HOLDING CORPORATION

By:	/s/ VICTORIA R. RICHARDS
Name: VICTORIA R. RICHARDS Title: VICE PRESIDENT AND TREASURER